AB*
3/27

SECU 07005837 MISSION

RECEIVED
MAR 1 2007
WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Equity Group, Incorporated

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 North Arlington Heights Road
(No. and Street)

Arlington Heights	IL	60004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Yarosz — 847-342-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert D. Yarosz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Incorporated, as of Sunday, December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
26th day of FEBRUARY 2007

[signature]
Notary Public

[signature]
Signature

President
Title

Official Seal
Ifrose Sajjad
Notary Public State of Illinois
My Commission Expires 05/17/2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

World Equity Group, Incorporated
Table of Contents
December 31, 2006

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report

Board of Directors of
World Equity Group, Incorporated

We have audited the accompanying statement of financial condition of World Equity Group, Incorporated as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of World Equity Group, Incorporated as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 28, 2007

World Equity Group, Incorporated
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	282,673
Commissions receivable from and deposit with clearing broker		277,123
Other commissions receivable		128,066
Equipment, furniture and leasehold improvements, net		71,506
Other assets		198,945
Total assets	$	958,313

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	349,880
Accounts payable and accrued expenses		179,425
Total liabilities		529,305
Stockholders' equity		
Common stock		1,038
Additional paid-in capital		122,850
Retained earnings		305,120
Total stockholders' equity		429,008
Total liabilities and stockholders' equity	$	958,313

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—World Equity Group, Incorporated (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers primarily in the Midwest region of the United States. Customer transactions are cleared through another broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Income Recognition—Customers' securities transactions and the related commission income and expense are recorded on trade date.

Marketing—The Company expenses the cost of advertising and marketing as the costs are incurred.

Deferred Income Taxes—The Company provides for deferred income taxes resulting from temporary differences in reporting certain expense items for income tax and financial accounting purposes, primarily officers' compensation.

Recently Issued Accounting Pronouncement—On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on financial statements to be issued in subsequent periods.

Note 2 Commissions Receivable from and Deposit with Clearing Broker

The commissions receivable from and deposit with clearing broker represents amounts due for commissions earned and cash on deposit of $247,123 and $30,000, respectively.

Note 3 Equipment, Furniture and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated using an accelerated method over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over their useful lives.

Furniture, equipment and leasehold improvements at December 31, 2006 consist of:

Equipment	$ 172,108
Furniture and fixtures	43,977
Leasehold improvements	44,231
	260,316
Accumulated depreciation and amortization	(188,810)
	$ 71,506

Note 4 Commitment and Contingencies

The Company has a lease for office space from a party related through common ownership that expires February 28, 2007. Minimum annual rentals are $11,338. In addition, the Company rents additional office space on a monthly basis.

Note 5 Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 6 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $198,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

END